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                                                                   EXHIBIT(a)(6)

INTERNATIONAL GAME TECHNOLOGY ANNOUNCES $21 PER SHARE CASH TENDER OFFER FOR UP TO 11 MILLION SHARES

RENO, Nev., Dec. 6/PRNewswire/ -- International Game Technology (NYSE:
IGT -- news) today announced that its Board of Directors has authorized the Company to purchase under the tender offer up to 11 million shares of IGT common stock at $21 per share, representing approximately 13% of the outstanding shares. The offer is expected to commence on or before December 10, 1999 12:00 midnight. As of December 6, 1999, IGT had 85.9 million shares outstanding, The New York Stock Exchange closing price for IGT stock on December 6, 1999 was
$17 9/16 per share.

The terms of the tender offer will be described more fully in the offering materials to be distributed to IGT's stockholders. Under the terms of the tender offer, IGT's stockholders will be given the opportunity to sell up to 11 million shares of IGT common stock at $21 per share.

If more than 11 million shares are tendered, and IGT does not elect to acquire such additional shares, there will be a proration. The tender offer will not be contingent upon any minimum number of shares being tendered.

The Board of Directors of IGT is not making any recommendation to stockholders as to whether or not they should tender any shares pursuant to the offer.

IGT will finance the tender offer through available cash.

The Company has retained Salomon Smith Barney to act as its financial advisor and dealer manager for the tender offer.

Statements in this release which are not historical facts are "forward-looking" statements and "safe harbor statements" under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the Company's public filings with the Securities and Exchange Commission.

IGT is a world leader in the design, development and manufacture of microprocessor-based gaming products and software systems in all jurisdictions where gaming is legal.

SOURCE: International Game Technology

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